Exhibit 99

October 27, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

In continuation to our earlier intimations on the captioned subject, this is to inform that Mr. Sashidhar Jagdishan has vacated the office as the MD & CEO of the Bank from the close of business hours on October 26, 2026 on account of completion of his tenure and Mr. Anup Bagchi has assumed charge as MD & CEO of the Bank effective today i.e. October 27, 2026.

The Bank would like to place on record its sincere appreciation for the strategic vision and unwavering commitment demonstrated by Mr. Jagdishan throughout his distinguished tenure. His stewardship has been instrumental in strengthening the Bank’s performance, culture, and customer-centric approach. The Bank also acknowledges his pivotal role in steering the successful completion of one of the largest mergers in corporate India. The Bank expresses its profound gratitude for his exemplary service and long association with the Bank over so many decades.

The Bank warmly welcomes Mr. Anup Bagchi to his new role and looks forward to his leadership in advancing the Bank’s strategic priorities.

The details as required in terms of disclosure under Regulation 30 read with Clause 7 of Paragraph A of Part A of Schedule III to the SEBI Listing Regulations read with SEBI Master Circular no. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026 in relation to Mr. Anup Bagchi and Mr. Sashidhar Jagdishan, have already been provided in the intimation dated October 1, 2026.

Further, in view of the aforesaid appointment and pursuant to Regulation 30(5) of the SEBI Listing Regulations, following are the contact details of Key Managerial Personnel of the Bank, who have been severally authorized for the purpose of determining materiality of events and information as per the Bank’s Policy on Determination of Materiality of Events/ Information and to make necessary disclosures to the Stock Exchanges:

Sr. No	Name of the KMP	Designation of the KMP	Contact Details
1.	Mr. Anup Bagchi	Managing Director and Chief Executive Officer	Telephone: 022 6631 6000 Email id - shareholder.grievances@hdfc.bank.in
2.	Mr. Kaizad Bharucha	Deputy Managing Director
3.	Mr. V. Srinivasa Rangan	Executive Director
4.	Mr. Srinivasan Vaidyanathan	Chief Financial Officer
5.	Mr. Ajay Agarwal	Company Secretary

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight